UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

CNOVA N.V.
(Name of Subject Company)

CASINO, GUICHARD-PERRACHON
(Names of Filing Persons)

Ordinary shares, par value €0.05 per share
(Title of Class of Securities)

20947102
(CUSIP Number of Class of Securities)

Jean-Yves Haagen
Casino, Guichard-Perrachon
235 East 42nd Street
New York, NY 10017
(212) 733-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Adam O. Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$196,582,765.50	$22,783.94
*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value was estimated as the product of (i) (a) the sum of 35,569,932 ordinary shares, par value €0.05 per share, of Cnova N.V. (“Cnova”) not directly or indirectly owned by Casino, Guichard-Perrachon (“Casino”) plus (b) 172,389 deferred stock units that would vest as Cnova ordinary shares in the event of the death of the beneficiaries of such units multiplied by (ii) the offer price of $5.50 per share. The calculation of the filing fee is based on information provided by Cnova as of December 27, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016 by multiplying the transaction valuation by 0.0001159.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$22,783.94	Filing Party:	Casino, Guichard-Perrachon
Form or Registration No.:	Schedule TO	Date Filed:	December 27, 2016
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Casino, Guichard-Perrachon, a French public limited company (société anonyme) (“Casino”), with the U.S. Securities and Exchange Commission on December 27, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Casino for any and all outstanding ordinary shares, par value €0.05 per share (“Cnova ordinary shares”), of Cnova N.V., a Netherlands public limited liability company (naamloze vennootschap) (“Cnova”), beneficially owned by U.S. holders (as such term is used in Rule 14d-1(d) under the Securities Exchange Act of 1934) at a price of $5.50 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated December 27, 2016 (as amended, the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) which, together with any amendments and supplements thereto, collectively constitute the “U.S. Offer”.

Except as otherwise set forth in this Final Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Final Amendment. This Final Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Final Amendment have the meanings given to such terms in the Offer to Purchase.

This Final Amendment is being filed to report the final results of the Offers.

Items 1 through 9, Item 11 and Item 13.

Items 1 through 9, Item 11 and Item 13 of the Schedule TO are hereby amended and supplemented by adding the following:

Item 8. Additional Information

Item 8 of this Recommendation Statement is hereby amended and supplemented by adding a new section entitled “Final Results of the Offers” as follows:

Final Results of the Offers

The U.S. Offer and withdrawal rights expired at 11:59 p.m., New York City time, on Wednesday, January 25, 2017 (the “Expiration Date”). The Depositary for the U.S. Offer has indicated that a total of 16,641,272 Cnova ordinary shares were validly tendered and not validly withdrawn pursuant to the U.S. Offer as of the Expiration Date, representing 4.8% of outstanding Cnova ordinary shares and approximately 46.8% of the outstanding Cnova ordinary shares not already beneficially owned by Casino or any of its controlled affiliates. In addition, Notices of Guaranteed Delivery were delivered for 161,498 Cnova ordinary shares, representing approximately 0.05% of outstanding Cnova ordinary shares and 0.45% of the outstanding Cnova ordinary shares not already owned by Casino or any of its controlled affiliates, and pursuant to which 119,338 Cnova ordinary shares were ultimately delivered.

Additionally, the French Offer and withdrawal rights expired on Wednesday, January 25, 2017. On Tuesday, January 31, 2017, the Autorité des Marchés Financiers published definitive results of the French Offer which stated that a total of 14,967,526 Cnova ordinary shares were validly tendered and not validly withdrawn prior to the expiration of the French Offer, representing 4.3% of outstanding Cnova ordinary shares and approximately 42.1% of the outstanding Cnova ordinary shares not already beneficially owned by Casino or any of its controlled affiliates.

As a result of the Offers, Casino and its controlled affiliates beneficially own, in aggregate, 340,665,252 Cnova ordinary shares, representing approximately 98.9% of outstanding Cnova ordinary shares.

A copy of the press release issued by Casino on January 31, 2017 announcing the definitive results of the Offers is attached hereto as Exhibit (a)(5)(B).

SIGNATURES

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2017

CASINO, GUICHARD-PERRACHON S.A.

By:	/s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri
Title:	Chairman and Chief Executive Officer

[Signature Page to Tender Offer Statement on Schedule TO-T]

EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(B)	Press Release of Casino, Guichard-Perrachon, dated January 31, 2017.